ABN 46 008 583 542

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Sydney NSW 2000
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Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
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DX 10287 SSE
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ASX Release


MACQUARIE
BANK

MACQUARIE BANK ANNOUNCES INTENT TO ACQUIRE CANADIAN AGED CARE PROVIDER

22 March 2005 – Macquarie Bank today announced it has entered into a conditional sale and purchase agreement to acquire Canadian aged care provider, Leisureworld, for a total capital requirement including fees and costs of approximately $C528 ($A552) million.

Leisureworld is the largest private operator of long-term care (LTC) homes in Canada, caring for more than 3,200 residents in the province of Ontario. The Leisureworld portfolio includes 19 LTC homes (3,145 beds), two retirement homes (77 beds) and an independent living facility (53 beds). It has been operating successfully for 32 years. The purchase also includes Preferred Health Care Services, a leading provider of professionals for long-term care homes and for private care.

Macquarie Bank will provide equity and has arranged external debt for the acquisition of 100 per cent of the purchase price and is evaluating various long-term financing options in the banking and capital markets to refinance the debt. Completion of the acquisition is subject to a number of regulatory and government approvals.

Chief Financial Officer for Macquarie Bank, Mr Greg Ward, said the Leisureworld business has many of the characteristics of the Bank's investments in other essential community assets and businesses – a high degree of government regulation, a sustainable competitive advantage, and stable revenue streams and predictable cashflows, primarily from government funding and subsidies.

"Leisureworld has earned a reputation for excellent resident care, quality design and maintenance of facilities, and the provision of a caring environment for residents and their families.

"In addition Preferred Health Care Services is an acknowledged leader in providing nurses, healthcare aides and personal and home support skilled workers, many having specialty training in palliative care, gerontology, post-surgical recovery and other conditions," Mr Ward said.

Macquarie Bank intends to retain the existing excellent management and staff of Leisureworld and Preferred Health Care Services and will work closely with the current owners, staff and residents to ensure the smooth transition of ownership.

Mr Ward said the Bank will explore a range of options for its holding in Leisureworld, including the potential transfer to a Macquarie managed fund. The impact on Tier 1 capital is expected to be a reduction of 0.9 per cent during the holding period.

Completion of the purchase is subject to Canadian regulatory approvals, including from the Ontario Ministry of Health and Long Term Care. Completion is expected in the second half of calendar 2005.

For further information, please contact:

Matthew Russell, Macquarie Bank Public Relations	+612 8232 4102
Erica Sibree, Macquarie Bank Investor Relations	+612 8232 5008
Greg Ward, Chief Financial Officer Macquarie Bank	+612 8232 3087